Exhibit 21.1

SUBSIDIARIES OF COTELLIGENT, INC. (THE “COMPANY”)

AS OF DECEMBER 31, 2003

Subsidiary	State or Other Jurisdiction of Incorporation of Organization
bSmart.com to LLC	Delaware Limited Liability corporation
Cotelligent USA, Inc.	California corporation
CZG Mobile Ventures, Inc.	Delaware corporation
Jas Concepts, Inc.	Pennsylvania corporation
Recency Media, Inc.	Delaware corporation
Recency Media USA, Inc.	Delaware corporation
R. Reed Business Systems Consulting, Inc.	Illinois corporation
Watchit Media, Inc.	Delaware corporation
Watchit Media USA, Inc.	Delaware corporation